UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 12)*

BGC Partners, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

05541T 10 1

(CUSIP Number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05541T 10 1	Page 2 of 17

(1)	Names of reporting persons Cantor Fitzgerald, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of	(7)	Sole voting power 0 shares of Class A Common Stock
shares beneficially owned by	(8)	Shared voting power 97,529,079 shares of Class A Common Stock
each reporting person	(9)	Sole dispositive power 0 shares of Class A Common Stock
with:	(10)	Shared dispositive power 97,529,079 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 97,529,079 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.2%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 05541T 10 1	Page 3 of 17

(1)	Names of reporting persons CF Group Management, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization New York
Number of	(7)	Sole voting power 0 shares of Class A Common Stock
shares beneficially owned by	(8)	Shared voting power 100,501,603 shares of Class A Common Stock
each reporting person	(9)	Sole dispositive power 0 shares of Class A Common Stock
with:	(10)	Shared dispositive power 100,501,603 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 100,501,603 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.8%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 05541T 10 1	Page 4 of 17

(1)	Names of reporting persons Howard W. Lutnick
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of	(7)	Sole voting power 8,999,398 shares of Class A Common Stock
shares beneficially owned by	(8)	Shared voting power 115,429,172 shares of Class A Common Stock
each reporting person	(9)	Sole dispositive power 8,999,398 shares of Class A Common Stock
with:	(10)	Shared dispositive power 115,429,172 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 124,428,570 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 32.0%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 05541T 10 1	Page 5 of 17

This Amendment No. 12 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), Amendment No. 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated August 3, 2009 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated November 3, 2009 (“Amendment No. 6”), Amendment No. 7 to the Original 13D, dated April 1, 2010 (“Amendment No. 7”), Amendment No. 8 to the Original 13D, dated February 17, 2011 (“Amendment No. 8”), Amendment No. 9 to the Original 13D, dated January 16, 2013 (“Amendment No. 9”), Amendment No. 10 to the Original 13D, dated July 2, 2015 (“Amendment No. 10”), and Amendment No. 11 to the Original 13D, dated December 23, 2016 (“Amendment No.11”) , filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”).  Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 or Amendment No. 11, as the case may be.

CUSIP No. 05541T 10 1	Page 6 of 17

Item 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4, which is incorporated by reference herein.

Item 4.PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by updating previously reported information with respect to the following items. All of the information set forth below has been previously reported in the public filings of BGC Partners, Inc. (the “Company”) and/or in Section 16(a) reports of the relevant persons, in each case unless otherwise indicated or not applicable.

Unless otherwise noted, the term “Class A Common Stock” refers to the Class A Common Stock of the Company.

CFLP Distributions

As previously reported, on May 3, 2018 CFLP distributed in a pro rata distribution to its partners an aggregate of 3,711,675 shares of Class A Common Stock, of which 114,836 shares of Class A Common Stock were distributed to CFGM, 336,072 shares of Class A Common Stock were distributed to a trust for the benefit of Mr. Lutnick and his immediate family, of which Mr. Lutnick’s spouse, Allison Lutnick, is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, 205,813 shares of Class A Common Stock were distributed to KBCR Management Partners, LLC (“KBCR”), for which Mr. Lutnick is the managing member, 17,661 shares of Class A Common Stock were distributed to LFA LLC (“LFA”), for which Mr. Lutnick is the managing member, including 2,015 shares and 14,607 shares of Class A Common Stock representing the proportional interests of Ms. Allison Lutnick and Ms. Edith Lutnick, respectively, in the shares distributed to LFA, and 1,712,149 shares of Class A Common Stock were distributed to Mr. Lutnick. 145,909 shares of Class A Common Stock were distributed to Lord Lovat, Inc., an entity for which Mr. Fraser is the sole shareholder, and a total of 79,194 shares of Class A Common stock were distributed to Mr. Fraser and certain trusts in the pro rata distribution.  A total of 15,600 shares of Class A Common Stock were distributed to Mr. Merkel and certain trusts in the pro rata distribution.  In addition to the 14,607 shares of Class A Common Stock representing the proportional interest of Ms. Edith Lutnick in the shares distributed to LFA, 6,363 shares were distributed to Ms. Edith Lutnick in the pro rata distribution.  1,181 shares of Class A Common Stock were distributed to Mr. Bisgay in the pro rata distribution. The distributed shares of Class A Common Stock were already outstanding, and no new shares of Class A Common Stock were issued.

Newmark IPO and Separation

As previously reported, on December 19, 2017, the Company’s subsidiary, Newmark Group, Inc. (“Newmark”), completed its initial public offering (the “IPO”). Through the following series of transactions prior to and following the completion of the separation (as defined below) and the IPO, Newmark became a separate publicly traded company. Prior to the closing of the IPO, on December 13, 2017, the Company, BGC Holdings, L.P. (“BGC Holdings”), BGC Partners, L.P. (“BGC U.S. OpCo”), Newmark, Newmark Holdings, L.P. (“Newmark Holdings”), Newmark Partners, L.P. (“Newmark OpCo”) and, solely for the provisions listed therein, CFLP and BGC Global OpCo entered into the separation and distribution agreement (such agreement, as amended from time to time, the “separation and distribution agreement”). Pursuant to the separation and distribution agreement the Company, BGC Holdings and BGC U.S. OpCo and their respective subsidiaries (other than the Newmark group (defined below), the “BGC group”) transferred to Newmark, Newmark Holdings and Newmark OpCo and their respective subsidiaries (the “Newmark group”) the assets and liabilities of the BGC group relating to the Company’s Real Estate Services business (such series of transactions that resulted in the transfer are herein referred to as the “separation”).

As previously reported, in connection with the separation, Newmark Holdings limited partnership interests, Newmark Holdings founding partner interests, Newmark Holdings working partner interests and Newmark Holdings limited partnership units were distributed to holders of BGC Holdings limited partnership interests, BGC Holdings founding partner interests, BGC Holdings working partner interests and BGC Holdings limited partnership units in proportion to such interests of BGC Holdings held by such holders immediately prior to the separation. Due to such distribution, any Company related interests or units that existed as of December 13, 2017 also included 0.454545 of a Newmark related interest or unit, as applicable, and any redemption or exchange of a Company related interest or unit must also include the redemption or exchange of the associated ratable portion of a Newmark related interest or unit. As holders of BGC

CUSIP No. 05541T 10 1	Page 7 of 17

Holdings limited partnership units, Mr. Lutnick and certain entities controlled by him and Mr. Merkel received units of Newmark Holdings in connection with the separation of Newmark in accordance with this formula.

As previously reported, in connection with the separation, on December 13, 2017, the Amended and Restated Limited Partnership Agreement of BGC Holdings was amended and restated (the “Second Amended and Restated BGC Holdings Partnership Agreement”) to include prior standalone amendments and to make certain other changes related to the separation. The Second Amended and Restated BGC Holdings Partnership Agreement, among other things, reflects the foregoing changes resulting from the division in the separation of BGC Holdings into BGC Holdings and Newmark Holdings as well as a right of the employer of a partner (whether it be the Company or Newmark) to determine whether to grant exchangeability with respect to BGC Holdings units or Newmark Holdings units held by such partner as of immediately prior to the separation.

As previously reported, the distribution ratio was initially equivalent to the contribution ratio (one divided by 2.2 or 0.454545), and as of immediately following the close of the first quarter of 2018 is equal to 0.4702. As a result of the change in the distribution ratio, certain BGC Holdings limited partnership interests no longer have a corresponding Newmark Holdings limited partnership interest.  The exchangeability of these BGC Holdings limited partnership interests along with any new BGC Holdings limited partnership interests issued after the Separation and Distribution Agreement (together referred to as “standalone”) into shares of Class A or Class B Common Stock is contingent upon the Newmark spin-off. After the spin-off, these standalone BGC Holdings limited partnership interests can then become exchangeable into shares of Class A or Class B Common Stock.  The numbers in this Schedule 13D reflect the full amount of exchangeable BGC limited partnership interests held by the relevant persons, including any shares of Class A or Class B Common Stock underlying such standalone BGC Holdings limited partnership interests.

Stock Pledge by CFLP

As previously reported, on June 21, 2017, CFLP entered into a loan program for certain employees and partners of CFLP or its subsidiaries (each, a “Borrower”), pursuant to which Bank of America, N.A. (“Bank of America”) agreed to make one or more loans (collectively, the “Loans”) available to each Borrower up to an aggregate principal amount of $300 million, and CFLP agreed to purchase the Loans from Bank of America upon the occurrence of certain events.  CFLP’s purchase obligation is secured by a pledge by it to Bank of America of 10,000,000 shares of Class A Common Stock, subject to the terms and provisions of a put and pledge agreement between CFLP and Bank of America.

Option Exercises and Other Transactions

As previously reported, on November 29, 2017 Mr. Lutnick exercised an employee stock option with respect to 1,000,000 shares of Class A Common Stock at an exercise price of $16.24 per share.  The net exercise of the option resulted in 147,448 shares of Class A Common Stock being issued to Mr. Lutnick.

As previously reported, on February 26, 2018 a Keogh retirement account for the benefit of Mr. Lutnick purchased 7,883 shares of Class A Common Stock from the Company at a price of $13.17 per share.

As previously reported, on March 11, 2018 as part of 2017 year-end compensation, the Compensation Committee of the Company’s Board of Directors authorized the Company to issue to Mr. Lutnick $30.0 million of Class A Common Stock, less applicable taxes and withholdings, based on a price of $14.33 per share, which was the closing price of the Class A Common Stock on the trading day prior to the date of issuance, which resulted in the net issuance of 979,344 shares of Class A Common Stock.  In exchange, the following equivalent units were redeemed and cancelled: an aggregate of 2,348,479 non-exchangeable limited partnership units of BGC Holdings, L.P., consisting of 1,637,215 non-exchangeable BGC Holdings PSUs and 711,264 BGC Holdings PPSUs, having various determination prices per unit based on the date of the grant, and associated non-exchangeable limited partnership units of Newmark Holdings, consisting of 774,566 of non-exchangeable Newmark Holdings PSUs and 336,499 of non-exchangeable Newmark Holdings PPSUs.

As previously reported, effective February 28, 2017 the Compensation Committee approved (i) the grant of exchange rights with respect to 110,000 BGC Holdings PSUs and 90,000 BGC Holdings PPSUs held by Mr. Merkel and (ii) the Company’s redemption for cash of such 110,000 BGC Holdings PSUs at the average price that the Company received for

CUSIP No. 05541T 10 1	Page 8 of 17

sales of its Class A Common Stock sold under its controlled equity offering (“CEO”) sales program on the date of approval, less 2%, for an aggregate of $1,216,911, and such 90,000 BGC Holdings PPSUs at the applicable determination price of $9.41 per PPSU, for an aggregate of $847,033.

As previously reported, effective February 16, 2018 the Compensation Committee approved (i) the grant of exchange rights with respect to 110,000 BGC Holdings PSUs and 90,000 BGC Holdings PPSUs held by Mr. Merkel and (ii) the Company’s redemption for cash of such 110,000 BGC Holdings PSUs at the average price that the Company received for sales of its Class A Common Stock sold under its CEO sales program on the date of sale, April 2, 208, less 2%, and such 90,000 BGC Holdings PPSUs at the applicable determination price of $11.36 per PPSU, for an aggregate of $2,428,920.50.  The foregoing transactions also applied to the ratable portion of the Newmark Holdings interests or units that Mr. Merkel held in association with such exchanged or redeemed non-exchangeable BGC Holdings PSUs and non-exchangeable BGC Holdings PPSUs.

Standing Policy for Mr. Lutnick

As previously reported, in December 2010, as amended in 2013, the Audit Committee and the Compensation Committee approved a standing policy that gives Mr. Lutnick the same right, subject to certain conditions, to accept or waive opportunities that have previously been offered, or that may be offered in the future, to other executive officers to participate in any opportunity to monetize or otherwise provide liquidity with respect to some or all of their non-exchangeable limited partnership units or to accelerate the lapse of or eliminate any restrictions on transferability with respect to shares of restricted stock. In January 2017, the policy was further amended to include recent executive awards such as transactions that monetize and/or provide liquidity of equity or partnership awards granted to the Company’s executive officers, including the right to exchange non-distribution earning units such as NPSUs into distribution earning units such as PSUs, or convert preferred units such as PPSUs into regular, non-preferred units, such as PSUs, based upon the highest percentage of distribution earning awards and in the same proportion of regular to preferred units held by another executive.

As previously reported, on January 31, 2017, under the policy, the Compensation Committee granted exchange rights with respect to rights available to Mr. Lutnick with respect to some of his of his non-exchangeable BGC Holdings PSUs/PPSUs. Mr. Lutnick elected to waive such rights as a one-time waiver that is not cumulative. Also pursuant to the policy, the Committee further approved a grant of 325,000 non-exchangeable BGC Holdings PSUs to Mr. Lutnick, in replacement of 325,000 of his BGC Holdings NPSUs, and a grant of 1,661,600 non-exchangeable BGC Holdings PSUs in replacement of his 1,661,600 non-exchangeable BGC Holdings PPSUs, for an aggregate total of 1,986,600 non-exchangeable BGC Holdings PSUs, effective as of January 1, 2017, which were all of the rights available to him at such time.

As previously reported, on February 16, 2018, under the policy, the Compensation Committee granted exchange rights with respect to rights available to Mr. Lutnick with respect to all of his of his non-exchangeable BGC Holdings PSUs/PPSUs (other than those issued in connection with 2017 year-end compensation). Mr. Lutnick elected to waive such rights as a one-time waiver with future opportunities to exchange to be cumulative. In addition, under the policy, all of Mr. Lutnick’s remaining BGC Holdings NPSUs were cancelled and replaced with BGC Holdings PSUs/PPSUs, effective as of January 1, 2018, due to Mr. Lutnick having had the right to make all of his partnership units exchangeable under the policy. Following this transaction, the number of Mr. Lutnick’s units for which he waived exchangeability was 8,400,683 non-exchangeable BGC Holdings PSUs and 1,437,292 non-exchangeable BGC Holdings PPSUs with future opportunities to exchange to be cumulative. Also pursuant to the policy, the Committee further approved a grant of 1,137,626 non-exchangeable BGC Holdings PSUs and a grant of 474,495 non-exchangeable BGC Holdings PPSUs to Mr. Lutnick, in replacement of 1,612,121 of his BGC Holdings NPSUs, effective as of January 1, 2018, which were all of the rights available to him at such time. As described above, the foregoing transactions shall also apply to the ratable portion of

Newmark Holdings interests or units that Mr. Lutnick held in association with such BGC Holdings NPSUs and BGC Holdings PSUs/PPSUs.

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Charitable Donations

As previously reported, on December 17, 2017 Mr. Lutnick donated an aggregate of 1,391,121 shares of Class A Common Stock from his personal asset trust to five charitable organizations.

As previously reported, between December 23, 2016, the date of the filing of Amendment No. 11, and the date hereof, Mr. Merkel donated an aggregate of 13,050 shares of Class A Common Stock to various charitable organizations.

CFLP Rights to Purchase Limited Partnership Interests from BGC Holdings and Newmark Holdings

As previously reported, CFLP has the right to purchase limited partnership interests (“CFLP units”) from BGC Holdings and Newmark Holdings upon redemption of non-exchangeable FPUs redeemed by BGC Holdings and Newmark Holdings upon termination or bankruptcy of the founding/working partner. In addition, pursuant to Article Eight, Section 8.08, of the Second Amended and Restated BGC Holdings Limited Partnership Agreement (previously and hereinafter referred to as the “Sixth Amendment”) and Article Eight, Section 8.08, of the Amended and Restated Newmark Holdings Limited Partnership Agreement (collectively, “Article 8”), where either current, terminating, or terminated partners are permitted by the Company to exchange any portion of their FPUs and CFLP consents to such exchangeability, the Company shall offer to CFLP the opportunity for CFLP to purchase the same number of new exchangeable limited partnership interests in BGC Holdings and Newmark Holdings at the price that CFLP would have paid for the FPUs had the Company redeemed them. Any such exchangeable units purchased by CFLP are currently exchangeable for up to 34,649,693 shares of BGC Class B Common Stock or, at CFLP’s election or if there are no such additional shares of BGC Class B Common Stock, shares of BGC Class A Common Stock, in each case on a one-for-one basis (subject to customary anti-dilution adjustments).

As previously reported, on November 7, 2017, the Company issued exchange rights with respect to, and CFLP purchased, in transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act, an aggregate of 1,179,788 exchangeable limited partnership units in BGC Holdings as follows: In connection with the redemption by BGC Holdings of an aggregate of 823,178 non-exchangeable FPUs of BGC Holdings from founding partners of BGC Holdings for an aggregate consideration of $2,828,629, CFLP purchased 823,178 exchangeable limited partnership units from BGC Holdings for an aggregate of $2,828,629.  In addition, pursuant to the Sixth Amendment, on November 7, 2017, CFLP purchased 356,610 exchangeable limited partnership units from BGC Holdings for an aggregate consideration of $1,091,175 in connection with the grant of exchangeability and exchange for 356,610 FPUs.  As a result of the Newmark IPO and the related Separation and Distribution Agreement, the aggregate exchangeable limited partnership units represent 1,179,788 and 536,267 exchangeable limited partnership units in BGC Holdings and Newmark Holdings, respectively.

Distribution Rights Shares

Since the filing of Amendment No. 11, CFLP has distributed to its current and former partners an aggregate of 6,907 shares of Class A Common Stock, consisting of (i) 5,005 shares to retained and founding partners to satisfy certain of CFLP’s distribution rights obligations provided to such partners on April 1, 2008 (the “April 2008 distribution rights shares”), and (ii) 1,902 shares to satisfy certain of CFLP’s distribution rights obligations provided to CFLP partners on February 14, 2012 in connection with CFLP’s payment of previous quarterly partnership distributions (the “February 2012 distribution rights shares”).   As of May 24, 2018, CFLP is still obligated to distribute to its current and former partners an aggregate of 15,812,788 shares of Class A Common Stock, consisting of (a) 14,033,084 April 2008 distribution rights shares, and (b) 1,779,704 February 2012 distribution rights shares.

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Controlled Equity Offerings

As previously reported, on April 12, 2017 the Company entered into a CEO sales agreement with Cantor Fitzgerald & Co. (“CF&Co”) (the “April 2017 Sales Agreement”), pursuant to which the Company could offer and sell up to an aggregate of 20 million shares of Class A Common Stock. Shares of the Company’s Class A Common Stock sold under this CEO sales agreement were used for redemptions of limited partnership interests in BGC Holdings and Newmark Holdings, as well as for general corporate purposes. CF&Co is a wholly owned subsidiary of Cantor and an affiliate of the Company. Under this agreement, the Company had agreed to pay CF&Co 2% of the gross proceeds from the sale of shares. As of May 24, 2018, the Company has sold all 20,000,000 shares of Class A Common Stock, representing $286.1 million of aggregate proceeds, under the April 2017 Sales Agreement, for which CF&Co has been paid aggregate commissions of $5.7 million.

As previously reported, on March 9, 2018 the Company entered into a new CEO sales agreement with CF&Co (the “March 2018 Sales Agreement”), pursuant to which the Company may offer and sell up to an aggregate of $300.0 million of shares of Class A Common Stock. Proceeds from shares of the Company’s Class A Common Stock sold under this CEO sales agreement are used for redemptions of limited partnership interests in BGC Holdings and Newmark Holdings, as well as for general corporate purposes, including acquisitions and the repayment of debt. As of May 24, 2018, the Company has sold 9,436,440 shares of Class A Common Stock, representing $123.8 million of aggregate proceeds, under the March 2018 Sales Agreement, for which CF&Co has been paid aggregate commissions of $2.5 million.

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Item 5.INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5 is provided as of May 24, 2018.  As of May 24, 2018, there were 285,082,450 shares of issued and outstanding Class A Common Stock.

As described above, as of May 24, 2018, the aggregate number of April 2008 distribution rights shares that CFLP remains obligated to distribute is 14,033,084, all of which are distributable to certain retained partners who have deferred receipt of such shares.  Such retained partners include CFGM, Mr. Lutnick, and certain persons listed on Schedule A.  As also described above, as of May 24, 2018, the aggregate number of February 2012 distribution rights shares that CFLP remains obligated to distribute is 1,779,704,  all of which are distributable to certain CFLP partners who deferred receipt of such shares.  As a result, certain of these April 2008 distribution rights shares and February 2012 distribution rights shares (collectively “distribution rights shares”) are included in the number of shares beneficially owned both directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, and the other holders of the distribution rights, including certain of the persons listed in Schedule A, resulting in substantial duplications in the number of shares set forth below.  Once CFLP distributes the remaining 15,812,788 distribution rights shares, these shares will no longer be reflected as beneficially owned directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP; instead, beneficial ownership of the shares will be reported by CFGM and Mr. Lutnick, as a result of direct holdings by CFGM and Mr. Lutnick, and indirect holdings by Mr. Lutnick as a result of his control of CFGM, KBCR and LFA, and by the other recipients of the distribution rights shares, including certain of the persons listed in Schedule A.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 10,366,753 shares of Class A Common Stock owned of record by it, (ii) 34,799,362 shares of Class A Common Stock acquirable upon conversion of 34,799,362 shares of Class B Common Stock owned of record by it, and (iii) 52,362,964 shares of Class A Common Stock acquirable upon exchange of 52,362,964 BGC Holdings exchangeable limited partnership units.  CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the Chairman and Chief Executive Officer of CFGM and also the trustee of an entity that is the sole shareholder of CFGM.  These amounts include 15,812,788 distribution rights shares, the receipt of which has been deferred, and which may generally be distributed to such partners upon request, as discussed above.

CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 712,907 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class A Common Stock acquirable upon conversion of 48,745 shares of Class B Common Stock owned of record by it, (iii) 2,050,197 April 2008 distribution rights shares, receipt of which has been deferred, (iv) 160,675 February 2012 distribution rights shares, receipt of which has been deferred, and (v) 97,529,079 shares of Class A Common Stock beneficially owned by CFLP, consisting of: (a) 10,366,753 shares of Class A Common Stock owned of record by CFLP, (b) 34,799,362 shares of Class A Common Stock acquirable upon conversion of 34,799,362 shares of Class B Common Stock owned of record by CFLP, and (c) 52,362,964 shares of Class A Common Stock acquirable upon exchange by CFLP of 52,362,964 BGC Holdings exchangeable limited partnership units.  The CFLP amounts include the 15,819,788 shares of Class A Common Stock that are subject to CFLP’s distribution obligations, the receipt of which has been deferred, and which may generally be issued to such partners upon request, as discussed above.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 456,399 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account  (as of April 30, 2018), (ii) 2,216,903 shares in Mr. Lutnick’s personal asset trust, (iii) 27,743 shares of Class A Common Stock held in certain of Mr. Lutnick’s retirement accounts, (iv) 224,254 shares of Class A Common Stock held in a Keogh retirement account, (v) 5,033,338 shares of Class A Common Stock held directly, and (vi) 1,040,761 shares of Class A Common Stock acquirable upon exchange of 1,040,761 BGC Holdings exchangeable limited partnership interests held directly.

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In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 1,185,033shares of Class A Common Stock held in various trust, retirement and custodial accounts ((i) 631,046 shares held by a trust for the benefit of descendants of Mr. Lutnick and his immediate family, of which Mr. Lutnick’ s spouse is one of two trustees and Mr. Lutnick has limited powers to remove and replace such trustees, (ii) 537,620 shares of Class A Common Stock held by trust accounts for the benefit of Mr. Lutnick and members of his immediate family, and (iii) 16,367 shares held in custodial accounts for the benefit of certain members of Mr. Lutnick’ s family under the Uniform Gifts to Minors Act;

(b) 10,366,753 shares of Class A Common Stock owned of record by CFLP and 712,907 shares of Class A Common Stock owned of record by CFGM;

(c) 34,799,362 shares of Class A Common Stock acquirable upon conversion of 34,799,362 shares of Class B Common Stock owned of record by CFLP, and 48,745 shares of Class A Common Stock acquirable upon conversion of 48,745 shares of Class B Common Stock owned of record by CFGM;

(d)  52,362,964 shares of Class A Common Stock acquirable upon exchange of 52,362,964 BGC Holdings exchangeable limited partnership interests owned of record by CFLP;

(e) 7,742,325 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by Mr. Lutnick, receipt of which has been deferred;

(f) 1,231,396 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by Mr. Lutnick, receipt of which has been deferred;

(g) 2,050,197 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by CFGM, receipt of which has been deferred;

(h) 160,675 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by CFGM, receipt of which has been deferred;

(i) 1,610,182 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by a trust for the benefit of Mr. Lutnick’s family, receipt of which has been deferred;

(j)  600,938 shares of Class A Common Stock owned of record by KBCR;

(k) 2,048,000 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by KBCR, receipt of which has been deferred;

(l) 287,967 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by KBCR, receipt of which has been deferred;

(m) 161,842 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by LFA, receipt of which has been deferred;

(n) 16,193 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by LFA, receipt of which has been deferred; and

(o)  43,693 shares of Class A Common Stock owned by LFA.

CUSIP No. 05541T 10 1	Page 13 of 17

The CFLP amounts included in Mr. Lutnick’ s holdings include an aggregate of 15,812,788 distribution rights shares, the receipt of which has been deferred, and which may generally be distributed to such partners upon request, as discussed above.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 600,938 shares of Class A Common Stock owned of record by it, (ii) 2,048,000 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by KBCR, receipt of which has been deferred, and (iii) 287,967 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by KBCR, receipt of which has been deferred.

Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to (i) 15,000 shares of Class A Common Stock owned of record by him, and (ii) 34,729 shares owned of record by Lord Lovat, an entity for which Mr. Fraser is the sole shareholder.  In addition, Mr. Fraser has shared voting and dispositive power with respect to an aggregate of 398,129 shares of Class A Common Stock owned of record by trusts for the benefit of Mr. Fraser’s children.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 32,428 shares of Class A Common Stock owned of record by him and (ii) 21,565 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account (as of April 30, 2018).  In addition, (i) Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to 2,250 shares of Class A Common Stock owned of record by Mr. Merkel’s spouse; and (ii) 6,258 shares are held in trusts for the benefit of Mr. Merkel’s children, of which Mr. Merkel’s spouse is the sole trustee of each trust and Mr. Merkel has the power to remove and replace such trustee.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 24,045 shares of Class A Common Stock held in her individual retirement accounts and 284,751 shares of Class A Common Stock owned of record by her.  In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 176,430 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights held by Ms. Edith Lutnick, receipt of which has been deferred.

Mr. Steven Bisgay, the Chief Financial Officer of CFLP and CFGM, is the beneficial owner of, and has sole and dispositive voting power with respect to, 1,503 shares of Class A Common Stock owned of record by him.

Ms. Allison Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to 7,672 shares of Class A Common Stock held in her individual retirement accounts and 5,548 shares of Class A Common Stock owned of record by her.  In addition, Ms. Allison Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 631,046 shares of Class A Common Stock held by trusts for the benefit of descendants of Mr. Howard Lutnick and his immediate family, of which Ms. Allison Lutnick is one of two trustees, and (ii) 1,610,182 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by such trust, receipt of which has been deferred.

CUSIP No. 05541T 10 1	Page 14 of 17

(a) Number of shares and percent of Class A Common Stock beneficially owned as of May 24, 2018 by each of the Reporting Persons and the other persons listed on Schedule A:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	97,529,079
CFGM	100,501,603
Mr. Lutnick	124,428,570
KBCR	2,936,905
Mr. Fraser	447,858
Mr. Merkel	62,501
Ms. Edith Lutnick	461,181
Mr. Bisgay	1,503
Ms. Allison Lutnick	2,254,448

Percent of Class A Common Stock:

Person	Percentage
CFLP	26.2%
CFGM	26.8%
Mr. Lutnick	32.0%
KBCR	*
Mr. Fraser	*
Mr. Merkel	*
Ms. Edith Lutnick	*
Mr. Bisgay	*
Ms. Allison Lutnick	*

*	less than 1%

CUSIP No. 05541T 10 1	Page 15 of 17

(b) Number of shares of Class A Common Stock beneficially owned as of May 24, 2018 as to which the Reporting Persons and each of the other persons listed on Schedule A:

(i)	sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	8,999,398
KBCR	0
Mr. Fraser	49,729
Mr. Merkel	53,993
Ms. Edith Lutnick	284,751
Mr. Bisgay	1,503
Ms. Allison Lutnick	13,220
(ii)	shared power to vote or direct the vote:

Person	Number of Shares
CFLP	97,529,079
CFGM	100,501,603
Mr. Lutnick	115,429,172
KBCR	2,936,905
Mr. Fraser	398,129
Mr. Merkel	8,508
Ms. Edith Lutnick	176,430
Mr. Bisgay	0
Ms. Allison Lutnick	2,241,228
(iii)	sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	8,999,398
KBCR	0
Mr. Fraser	49,729
Mr. Merkel	53,993
Ms. Edith Lutnick	284,751
Mr. Bisgay	1,503
Ms. Allison Lutnick	13,220

CUSIP No. 05541T 10 1	Page 16 of 17

(iv)      shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	97,529,079
CFGM	100,501,603
Mr. Lutnick	115,429,172
KBCR	2,936,905
Mr. Fraser	398,129
Mr. Merkel	8,508
Ms. Edith Lutnick	176,430
Mr. Bisgay	0
Ms. Allison Lutnick	2,241,228

(c) See Item 4, which is incorporated by reference herein.

(d) The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by such trusts.  Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by trusts established for their benefit. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by LFA.  Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it.  The beneficiaries of the trusts for the benefit of Mr. Merkel’s children, and Mr. Merkel’s spouse, have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by each of them.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 4 and 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 48	Joint Filing Agreement, dated as of May 25, 2018 among the Reporting Persons
Exhibit 49

Second Amended and Restated Agreement of Limited Partnership of BGC Holdings, L.P., dated as of December 13, 2017 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of BGC Partners, Inc. filed with the Securities and Exchange Commission on December 19, 2017)

Exhibit 50

Separation and Distribution Agreement, dated as of December 13, 2017, by and among Cantor Fitzgerald, L.P., BGC Partners, Inc., BGC Holdings, L.P., BGC Partners, L.P., BGC Global Holdings, L.P., Newmark Group, Inc., Newmark Holdings, L.P. and Newmark Partners, L.P. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K of BGC Partners, Inc. filed with the Securities and Exchange Commission on December 19, 2017)

Exhibit 51

Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated April 12, 2017 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K of BGC Partners, Inc. filed with the Securities and Exchange Commission on April 13, 2017)

Exhibit 52

Controlled Equity OfferingSM Sales Agreement between BGC Partners, Inc. and Cantor Fitzgerald & Co., dated March 9, 2018 (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-3 of BGC Partners, Inc. filed with the Securities and Exchange on March 9, 2018)

CUSIP No. 05541T 10 1	Page 17 of 17

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Date: May 25, 2018

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated May 25, 2018]